Exhibit 1

[HAVAS LOGO]

PRESS RELEASE


                                              Suresnes, June 21, 2006, 9.00 a.m.


          o HAVAS ANNOUNCES DECISION TO VOLUNTARILY DELIST ITS AMERICAN
              DEPOSITARY SHARES FROM THE NASDAQ NATIONAL MARKET AND
               TERMINATE ITS AMERICAN DEPOSITARY RECEIPT PROGRAM.

                  o EURONEXT PARIS LISTING REMAINS UNCHANGED.


--------------------------------------------------------------------------------

HAVAS today announced it intends to voluntarily delist its American Depositary Shares (each, an "ADS") underlying American Depositary Receipts (each, an "ADR") from the Nasdaq National Market ("Nasdaq") and terminate its ADR program.

Havas has given notice to Nasdaq to delist the Company's ADSs, effective as of the open of business, New York City time, on July 28, 2006, and to JPMorgan Chase Bank, N.A., the depositary for the Company's ADR program (the "Depositary"), to terminate its ADR program, effective on or about July 28, 2006. In addition, the Company has instructed the Depositary to cease accepting new deposits under the ADR program effective as of June 23, 2006. The Company's outstanding ADRs will remain trading on Nasdaq through the close of business Thursday, July 27, 2006, and will be delisted from Nasdaq effective as of the open of business on Friday, July 28, 2006.

The delisting and termination of the ADR program does not affect the Company's listing on Euronext Paris, where the Company's ordinary shares are listed and where they will continue to trade after the delisting of the ADRs becomes effective.

Havas has received a letter on June 16, 2006 from the Nasdaq regarding the Company's non-compliance with the Nasdaq's audit committee requirements (Market Place Rule 4350(d)(2)), following the resignation of Pierre Bouchut, Laurence Parisot and Michel Boutinard Rouelle from the company's board of directors and audit committee. In view of the imminent delisting of the ADRs, Havas does not intend to take any action to remedy this situation.

The Company has concluded that the Company's ADS listing on Nasdaq is not providing sufficient liquidity to justify the cost and administrative burden to Havas. The Company believes that the continued listing of its ordinary shares on the Euronext Paris will provide sufficient ongoing liquidity to its shareholders and that the cost savings from the Nasdaq delisting will benefit the Company. In this regard, the Company is also considering an eventual deregistration under the applicable rules of the Securities and Exchange Commission.

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:

Communications:                       Solenne Anthonioz
                                      Tel: +33 (0)1 58 47 90 27
                                      solenne.anthonioz@havas.com

Investor Relations:                   Herve Philippe
                                      Chief Financial Officer
                                      Tel: +33 (0)1 58 47 91 23
                                      relations.actionnaires@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel: +33 (0)1 58 47 90 00 - Fax: +33 (0)1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B

[HAVAS LOGO]

PRESS RELEASE


                                            Suresnes, 27th June, 2006, 7.00 p.m.


          HAVAS ANNOUNCES DECISION TO ADVANCE THE VOLUNTARILY DELISTING OF ITS AMERICAN DEPOSITARY SHARES FROM THE NASDAQ NATIONAL MARKET

                    EURONEXT PARIS LISTING REMAINS UNCHANGED

HAVAS today announced that after further discussion with the Nasdaq National Market ("Nasdaq") it intends to advance the voluntary delisting date of its American Depositary Shares (each, an "ADS") underlying American Depositary Receipts (each, an "ADR").

The Company's outstanding ADSs will remain trading on Nasdaq through the close of business Thursday, July 6, 2006, and will be delisted from Nasdaq effective as of the open of business on Friday, July 7, 2006.

This change does not affect the timing of the previously announced termination of the Company's ADR program. For more information regarding such termination, if you hold your ADS as a beneficial holder, which means that you receive all the information regarding your Havas ADS holding through your bank or your broker, you should contact the institution which holds the ADR for you to advise you on the possibility offered to your particular situation. If you hold your ADS as a registered holder, which means that you receive all the information regarding your Havas ADS through JPMorgan Chase Bank, then you should contact JPMORGAN SERVICE CENTER in the U.S. at 1-800-990-1135 between the hours of 9:00 AM and 7:00 PM Eastern Time for information on how to proceed.

The delisting and termination of the ADR program does not affect the Company's listing on Euronext Paris, where the Company's ordinary shares are listed and where they will continue to trade after the delisting of the ADSs becomes effective.

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts:

Communications:                       Solenne Anthonioz
                                      Tel: +33 (0)1 58 47 90 27
                                      solenne.anthonioz@havas.com

Investor Relations:                   Herve Philippe
                                      Chief Financial Officer
                                      Tel: +33 (0)1 58 47 91 23
                                      relations.actionnaires@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B